Kokopelli Outdoor, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kokopelli Outdoor, Inc. Management

We have reviewed the accompanying financial statements of Kokopelli Outdoor, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

May 8, 2026

KOKOPELLI OUTDOOR, INC.
BALANCE SHEET

AS OF DECEMBER 31,		**2025**	**2024**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	140,183	69,416
Accounts Receivable		682,217	197,943
Inventory		2,725,884	2,543,935
Inventory Deposits		334,909	359,904
Other Current Assets		70,873	96,166
Total Current Assets		3,954,066	3,267,364
Non-Current Assets:			
Fixed Assets, net	$	1,177,229	413,751
Right of Use Assets		309,817	-
Intangible Assets, net		19,728	24,050
Goodwill		1,112,073	1,112,073
Other Noncurrent Assets		24,560	26,660
Total Non-Current Assets		2,643,407	1,576,534
TOTAL ASSETS	$	6,597,473	4,843,898
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	1,079,925	780,919
Unearned Revenue		24,315	25,710
Due to Related Parties		432,778	50,194
Vendor Notes Payable		240,350	142,398
Loans Payable - ST		339,833	68,416
Operating Lease Liability - ST		9,767	-
Other Current Liabilities		150,676	164,997
Total Current Liabilities	$	2,277,644	1,232,634
Non-Current Liabilities:			
Operating Lease Liability - LT	$	669,387	-
Loans Payable		3,572,165	2,687,652
Total Non-Current Liabilities	$	4,241,552	2,687,652
TOTAL LIABILITIES		6,519,196	3,920,286
EQUITY			
Common Stock	$	3,133	3,067
Preferred Stock		15,241	15,241
Additional Paid-in Capital		6,573,945	6,572,768
Safe Notes		2,025,000	500,000
Accumulated Deficit		(8,539,042)	(6,167,464)
TOTAL EQUITY	$	78,277	923,612
TOTAL LIABILITIES AND EQUITY	$	6,597,473	4,843,898

See Accompanying Notes to these Unaudited Financial Statements

KOKOPELLI OUTDOOR, INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	6,194,049	4,423,014
Sales Discounts, Returns and Allowances		(529,408)	(389,285)
Cost of Goods Sold		(3,155,803)	(2,164,763)
Gross Profit	$	2,508,838	1,868,966
Operating Expenses			
Compensation	$	969,584	876,085
Operating Lease Expense		90,428	-
Selling and Marketing		1,476,322	1,105,916
Fulfillment		580,550	614,708
Depreciation and Amortization		174,763	100,558
General and Administrative		1,480,722	1,407,879
Total Operating Expenses		**4,772,369**	**4,105,146**
Total Loss from Operations	$	**(2,263,531)**	**(2,236,180)**
Other Income (Expense)			
Other Income	$	357,193	33,844
Interest Expense		(462,552)	(204,921)
Other Expense		(2,688)	(32,431)
Total Other Income (Expense)		**(108,047)**	**(203,508)**
Net Loss	**$**	**(2,371,578)**	**(2,439,688)**

See Accompanying Notes to these Unaudited Financial Statements

KOKOPELLI OUTDOOR, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional			Total
	# of Shares	$ Amount	# of Shares	$ Amount	Paid-in Capital	Safe Notes	Accumulated Deficit	Shareholders' Equity
Beginning balance at 1/1/24	3,067,388	3,067	13,731,510	13,731	6,124,278	-	(3,727,776)	2,413,300
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	1,510,067	1,510	448,490	-	-	450,000
Additional Paid-in Capital	-	-	-	-	-	-	-	-
Safe Notes	-	-	-	-	-	500,000	-	500,000
Net Loss	-	-	-	-	-	-	(2,439,688)	(2,439,688)
Ending balance at 12/31/24	3,067,388	3,067	15,241,577	15,241	6,572,768	500,000	(6,167,464)	923,612
Issuance of Common Stock	64,760	66	-	-	1,177	-	-	1,243
Additional Paid-in Capital	-	-	-	-		-	-	-
Safe Notes	-	-	-	-	-	1,525,000	-	1,525,000
Net Loss	-	-	-	-	-	-	(2,371,578)	(2,371,578)
Ending balance at 12/31/25	3,132,148	3,133	15,241,577	15,241	6,573,945	2,025,000	(8,539,042)	78,277

See Accompanying Notes to these Unaudited Financial Statements

KOKOPELLI OUTDOOR, INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
OPERATING ACTIVITIES			
Net Loss	$	(2,371,578)	(2,439,688)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation and Amortization		174,763	100,558
(Increase) Decrease in:			
Accounts Receivable		(484,274)	56,284
Inventory		(181,949)	1,024,315
Inventory Deposits		24,995	(181,942)
Other Current Assets		25,293	20,564
Other Noncurrent Assets		2,100	(22,910)
Increase (Decrease) in:			
Accounts Payable		299,006	76,962
Unearned Revenue		(1,395)	(77,837)
Vendor Notes Payable		97,952	142,398
Other Current Liabilities		(14,321)	(86,718)
Operating Lease Liability		369,337	(2,639)
Total Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations:		311,507	1,049,035
Net Cash used in Operating Activities	$	(2,060,071)	(1,390,653)
INVESTING ACTIVITIES			
Fixed and Intangible Assets	$	(933,919)	(223,227)
Net Cash used in Investing Activities	$	(933,919)	(223,227)
FINANCING ACTIVITIES			
Due to Related Parties	$	382,584	50,194
Loans Payable		1,155,930	442,565
Safe Notes		1,525,000	500,000
Issuance of Stocks		1,243	450,000
Net Cash provided by Financing Activities	$	3,064,757	1,442,759
Cash at the beginning of period		69,416	240,537
Net Cash increase (decrease) for period	$	70,767	(171,121)
Cash at end of period	$	140,183	69,416

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		65,760	41,797
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities
A right-of-use (ROU) asset of 350,085 was recognized in 2025 in relation to an operating lease.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kokopelli Outdoor, Inc. ("the Company") was incorporated as a Delaware C-Corporation on January 1, 2018. The Company designs, develops, and markets premium outdoor consumer products across multiple categories, including portable watercraft, outdoor recreation equipment, wheeled coolers, drinkware, and related accessories.

The Company operates an asset-light business model, outsourcing manufacturing to contract manufacturers and fulfillment to third-party logistics providers. Internal functions are focused on product design and development, brand management, sales, and marketing. The Company serves customers primarily in the United States, with limited international sales. Its target customers are outdoor consumers seeking performance-driven recreational products.

In 2023, the Company acquired ROVR Products, a premium outdoor lifestyle brand specializing in wheeled coolers and campsite gear, expanding the Company's product offerings and distribution channels. Prior to the 2023 acquisition, Kokopelli Outdoor and ROVR Products operated independently within the outdoor recreation industry, with no ownership interests, intercompany transactions, or formal arrangements between the entities. Following the acquisition, ROVR operates as a core brand within the Company.

The Company plans to conduct a Regulation CF crowdfunding campaign in 2026 to support continued growth and product development.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

Credit terms are typically net 30 to 60 days. The Company evaluates credit risk on a customer-by-customer basis. Three customers accounted for more than 10% of total receivables as of year-end. Certain accounts receivable have been pledged as collateral for the Company's debts detailed in Note 5.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events giving rise to substantial doubt primarily include the Company's incurrence of net losses before interest, depreciation, and amortization over the past three years through 2025, and the expectation that such losses may continue. These losses were primarily driven by the 2023 acquisition of ROVR and related integration and restructuring activities, pricing and brand repositioning efforts, investments in new tooling, and increased sales, marketing, and personnel costs to support growth initiatives.

Management has evaluated these conditions and has developed plans that are intended to mitigate the negative cash flow and liquidity pressures, including initiatives to increase revenues, manage operating expenses, and obtain additional debt and equity financing. Subsequent to year-end, the Company entered into additional debt arrangements, as disclosed in Note 7 (Subsequent Events); however, such financing is not yet significant relative to the Company's overall liquidity needs. The Company has also received acquisition and growth equity support from a lead investor and continues to pursue additional capital to fund ongoing operations and scaling activities;

however, no material additional financing had been secured as of the date these financial statements were available to be issued.

Forecasts prepared by management indicate expected improvement in operating results in 2026, primarily driven by projected revenue growth and operational scaling initiatives. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $140,183 and $69,416 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions. Management concluded that an allowance for doubtful accounts is not necessary as of the balance sheet date. Accordingly, no allowance for doubtful accounts has been recorded.

The Company generally extends credit to its customers on a 30–60 day basis. The following individual customers accounted for more than 10% of outstanding receivables as of the balance sheet date.

Customer	2025	2024
Sierra Trading Post	48%	34%
The Home Depot	18%	-
JabberKat Distribution Inc.	11%	-

The Company's accounts receivable is presented below:

Description	2025	2024
Trade Accounts Receivable	682,217	197,943
Less: Allowance for Doubtful Accounts	-	-
Totals	**682,217**	**197,943**

Inventory

Inventories are stated at the lower of cost or net realizable value and are valued using the first-in, first-out (FIFO) method. Cost includes all amounts incurred to bring the inventory to its present location and condition. All inventory consists of finished goods. Inventory balances at December 31, 2025 and December 31, 2024 were $2,725,884 and $2,543,935, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2025 and December 31, 2024 was $174,763 and $100,558, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Computer Equipment	3-5	30,690	37,789
Vehicles	4	35,767	35,767
Production Molds	3	1,000,542	509,836
Leasehold Improvements	5-7	403,425	-
Furniture and Fixtures	7	63,367	27,184
Less Accumulated Depreciation		(356,561)	(196,825)
Totals		**1,177,229**	**413,751**

Intangible Assets

The Company follows the guidance of Accounting Standards Codification 350 ("ASC 350"), *Intangibles – Goodwill and Other*, in accounting for costs of computer software developed for internal use, including web-based product development costs. Under ASC 350, qualifying costs incurred during the application development stage are capitalized and amortized on a straight-line basis over the estimated useful life of the website. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	2025	2024
Website	10	43,220	43,220
Less Accumulated Amortization		(23,492)	(19,170)
Totals		**19,728**	**24,050**

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired in a business combination and is accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company performs its annual impairment assessment as of December 31 and evaluates indicators of impairment throughout the year. As of December 31, 2025 and 2024, management concluded that no impairment of goodwill existed, and the carrying amount of goodwill was $1,112,073 for both periods.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from direct-to-consumer sales, wholesale and international distribution, and custom/promotional sales.

For direct-to-consumer sales through the Company's Shopify website, cash is collected at the time of sale and initially recorded as a customer prepayment. Revenue is recognized when products are shipped from the Company's third-party logistics warehouse, which is the primary performance obligation.

For wholesale and international distribution, revenue is recognized upon shipment of goods, at which point an invoice and accounts receivable are recorded. Customers generally have credit terms ranging from 30 to 60 days, while certain accounts require payment in advance, which is recorded as deferred revenue until shipment occurs.

Custom and promotional sales involve personalized orders; customers typically pay a deposit of 30% to 50% at order, which is recorded as deferred revenue and applied to the invoice upon shipment. The remaining balances are collected according to agreed-upon payment terms.

Deferred revenue totaled $24,315 and $25,710 at December 31, 2025 and December 31, 2024, respectively, and primarily represents customer prepayments for direct-to-consumer and custom/promotional sales where performance obligations had not yet been satisfied.

Revenue is measured at the transaction price, net of discounts, returns, and allowances. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

The Company also provides a limited product warranty on its products, which assures that products are free from defects in material and workmanship. The warranty is offered only to the original purchaser, is non-transferable, and is handled through a return authorization process for repair or replacement. The Company evaluates warranty exposure based on historical claims experience in determining whether a warranty liability accrual is required. No warranty liability was recorded as of December 31, 2025 and December 31, 2024, indicating management determined any potential exposure to be immaterial.

Other Income

The Company recognized other income of $33,844 in 2024, consisting primarily of approximately $32,000 of sublease income, with the remainder attributable to miscellaneous items that were individually and in the aggregate immaterial to the financial statements. In 2025, the Company recognized other income of $357,193. A portion of this amount relates to sublease income, credit card rewards, income tax refunds, and other miscellaneous items that were not significant to the financial statements, and the most significant components are described below.

An amount of $200,000 represents a post-acquisition indemnification recovery related to the 2023 acquisition of ROVR. At closing, $250,000 was placed in escrow as an Initial Special Holdback, which was originally included in the purchase price used to determine goodwill, to secure the seller's obligations under the purchase agreement, including certain pre-existing litigation matters. The contingencies were resolved and the escrow settled in 2024, with $200,000 retained by the Company and the remainder released to the seller. Legal and related costs were recognized in operating expenses as incurred. Because the seller did not fully satisfy its obligations, the retained amount is recognized as other income in 2025, partially offsetting related expenses and not affecting goodwill.

In addition, 2025 other income includes payroll tax refunds totaling $136,687 related to the Company's 2020 and 2021 Form 941 filings. These refunds were recognized when realization became probable following approval of the claims and are presented as other income because they are nonrecurring in nature.

Selling and Marketing

Advertising and marketing costs associated with promoting the Company's products and services are recognized as costs are incurred.

Fulfillment

Fulfillment expenses consist primarily of third-party logistics costs related to the storage, handling, packaging, and shipment of products, as the Company utilizes outsourced fulfillment providers as part of its asset-light operating model. These costs are expensed as incurred.

General and Administrative

General and administrative (G&A) expenses consist of costs incurred in the ordinary course of business that are not directly attributable to product manufacturing, sales, or distribution, and are recognized as incurred. These primarily include professional fees, facilities and office expenses, software and processing costs, travel, insurance, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718 (Stock Compensation). Compensation cost for stock options granted to employees is measured at the grant date based on the estimated fair value of the award and recognized as expense over the requisite vesting period. The Company has early adopted ASU 2018-07, which permits the use of intrinsic value rather than fair value for measurement purposes. Intrinsic value represents the excess of the fair value of the underlying stock over the option's exercise price and may, in some cases, be zero.
Stock-based compensation granted to non-employees is accounted for under ASC 505 (Equity). The fair value of the equity instrument issued or committed to be issued is measured on the date the counterparty's performance is complete or the performance commitment is established, and is recorded as expense with a corresponding credit to additional paid-in capital.

Because there is no active market for the Company's common stock, management estimates its fair value based on recent sales of common stock to qualified investors, placement agents' assessments, and independent valuation analyses. Significant judgment is required in these estimates, and actual results may differ. Management has concluded that the estimated fair value of the Company's stock, and the related compensation expense, is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2024	1,271,521	$0.02	$0
Granted	284,381	0.02	0
Exercised	-	0.02	0
Expired/cancelled	-	0.02	0
Total options outstanding, December 31, 2024	1,555,902	$0.02	$0
Granted	-	0.02	0
Exercised	-	0.02	0
Expired/cancelled	-	0.02	0
Total options outstanding, December 31, 2025	1,555,902	$0.02	$0
Options exercisable, December 31, 2025	1,555,902	$0.02	$0

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between income (loss) reported in the financial statements and the amounts reported in the 2024 income tax returns primarily relate to temporary differences for depreciation and accruals/other items and a net operating loss carryforward of approximately $4,482,000. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the year ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024 and 2025, Kelley Smith, a significant common stockholder and the Company's President and General Manager, advanced $425,000 to the Company to support its operations. The advance bears interest at 10% per annum, has no fixed maturity date, and is secured by the Company's general business assets.

Compensation paid to Mr. Smith totaled $147,883 in 2024 and $154,079 in 2025. In addition, Mr. Smith holds a $50,000 investment in the Company through a Simple Agreement for Future Equity ("SAFE"), as further described in Note 6.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into a facility lease agreement commencing in February 2025 for rentable office space located within a building complex in Denver, Colorado. The lease term is 65 months and provides for base rent of $14,295 per month, subject to annual escalation provisions. The lease liability and corresponding right-of-use asset are measured using a discount rate of 8%, based on the Company's incremental borrowing rate at lease commencement.

The following table presents the components of lease expense, supplemental cash flow information, and maturity analysis of the Company's operating lease liabilities for the year ended 2025:

		2025
Lease expense		
Operating lease expense		90,428
Total		90,428
Other Information		
ROU assets obtained in exchange for new operating lease liabilities		350,086
Weighted-average remaining lease term in years for operating leases		4
Weighted-average discount rate for operating leases		8%
Maturity Analysis		Operating
	2026	174,046
	2027	177,877
	2028	181,822
	2029	185,886
Thereafter		93,627
Total undiscounted cash flows		813,258
Less: present value discount		(134,104)
Total lease liabilities		679,154

NOTE 5 – LIABILITIES AND DEBT

In addition to the related party liability described in Note 3, the Company has the following obligations:

Vendor Notes Payable – The Company maintains unsecured obligations to vendors for the production of custom molds used in manufacturing coolers and other plastic components. A 50% deposit is paid at order, with the remainder due as first-year production is completed. During 2024, costs for 5,000 units of the 60QT cooler totaled $142,399 ($28.48 per unit). In 2025, costs for 9,000 units of the 30QT cooler totaled $97,952 ($10.88 per unit). These obligations, totaling $240,350 as of December 31, 2025 are scheduled to mature in December 2026 and are classified as current liabilities because payment is expected within the Company's normal operating cycle or within 12 months.

Shopify Loan – In September 2025, the Company entered into a $240,000 loan with Shopify, repayable over 18 months at 17% of daily Shopify sales, covering principal and interest. Repayments are variable and not based on a fixed interest rate. The loan is secured by substantially all of the Company's assets, excluding real estate, and is classified as current due to repayment being expected within 12 months. The outstanding balance as of December 31, 2025, was $194,852.

Equipment Loans – Between 2023 and 2025, the Company entered into secured loans totaling $860,061 to fund the acquisition of production molds and injection equipment used in manufacturing its products. These

loans are secured by the financed equipment and related assets, including molds, parts, attachments, accessions, and any related proceeds or insurance recoveries. Portions of the loans due within 12 months are classified as current, with the remaining balances classified as non-current.

The Company executed a loan with Huntington Financial Corporation on August 3, 2023, for $110,000 at 10% per annum, repayable over 60 months with monthly principal and interest payments of $2,297, to acquire the CoolR 25 injection mold.

On July 25, 2024, the Company entered into a loan with International Financial Services Corporation for $264,554 at 10.06% per annum, repayable over 60 months with monthly principal and interest payments of $5,629, to acquire the Rover 45QT injection equipment and related molds.

On August 18, 2025, a loan with Navitas Credit Corp. for $197,753 at 9.11% per annum, repayable over 60 months with monthly principal and interest payments of $4,115, was obtained for the ROLLR 30QT injection cooler.
On August 19, 2025, the Company executed a loan with Peac Solutions for $287,754 at 11.275% per annum, repayable over 60 months with monthly principal and interest payments of $6,296, to acquire the RollR 60QT injection cooler and associated molds.

SBA Loan – On May 9, 2020, the Company entered into a $635,000 SBA loan at 3.75% per annum, maturing May 30, 2050, with monthly payments of $2,484. The loan is secured by substantially all tangible and intangible assets of the Company. Portions due within 12 months are classified as current, with the remainder as non-current.

Line of Credit - Vigeo Investments LLC – The Company maintains two lines of credit with Vigeo Investments LLC. The original line, established on July 14, 2021, has a $900,000 maximum, with $675,000 drawn, bears interest at 10% per annum, and matures on January 1, 2028. The supplemental line, established on December 19, 2025, is for $1,600,000, bears interest at 12.5% per annum, and matures on February 12, 2027. Both lines are secured by the Company's general business assets. The entire principal and accrued interest are classified as noncurrent because repayment is not required until the respective maturity dates.

The following table summarizes the Company's outstanding debt as of December 31, 2025 and December 31, 2024:

				For the Year Ended December 2025			For the Year Ended December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Vendor Notes Payable	240,350	0%	2026	240,350	-	240,350	142,399	-	142,399
Shopify Loan	240,000	0%	2026	194,852	-	194,852	-	-	-
Equipment Loans	860,061	9.11-11.275 %	2028-203 0	132,116	523,138	655,254	56,023	240,114	296,137
SBA Loan	500,000	3.75%	2050	12,865	462,335	475,200	12,392	474,429	486,821
Vigeo LOC	900,000	10%	2028	-	1,237,939	1,237,939	-	1,023,700	1,023,700
Vigeo Supplementary LOC	1,600,000	12.50%	2027	-	1,348,753	1,348,753	-	949,410	949,410
Due to Related Parties	425,000	10%	On Demand	432,778		432,778	50,194	-	50,194
Total				1,012,961	3,572,165	4,585,126	261,008	2,687,653	2,948,661

5 Year Debt Maturities	Total
2026	580,183
2027	1,399,642
2028	1,955,430
2029	147,520
2030	96,577
2031 and Beyond	405,775
Totals	4,585,126

NOTE 6 – EQUITY

The Company is authorized to issue 20,154,169 shares of common stock, with a par value of $0.001 per share. As of December 31, 2025 and December 31, 2024, 3,132,148 and 3,067,388 shares, respectively, were issued and outstanding.

Voting and Dividends: Each common share is entitled to one vote, and holders are entitled to receive dividends as declared by the Board of Directors.

The Company is authorized to issue 15,258,021 shares of preferred stock, of which 15,241,577 shares were issued and outstanding as of December 31, 2025 and 2024. The authorized, issued, and outstanding shares of preferred stock, by series, are as follows:

Class	Authorized Shares	Issued and Outstanding
Series Seed A Preferred Stock	3,295,964	3,295,964
Series Seed A-1 Preferred Stock	599,634	599,634
Series Seed A-2 Preferred Stock	694,444	694,444
Series Seed B Preferred Stock	5,617,979	5,617,979
Series Seed C Preferred Stock	5,050,000	5,033,556
Total Preferred Stock	15,258,021	15,241,577

Voting: Series Seed Preferred Stock votes together with common stock on an as-converted basis. Series Seed Junior holders (Series A, A-1, A-2, and B) are entitled to elect one director, while Series Seed C holders elect two directors, which may increase to a majority after 24 months. Certain corporate actions require the consent of the respective preferred holders.

Dividends: Preferred shares carry cumulative dividends. Series Seed C accrues dividends at 12% per annum of the original issue price ($0.2980), compounded annually. Series Seed Junior shares accrue fixed dividends per share (Series A: $0.0334, A-1: $0.0284, A-2: $0.0864, B: $0.04912) payable when declared by the Board or upon a Deemed Liquidation Event. Holders may elect to receive dividends in additional preferred shares in lieu of cash.

Redemption: Preferred shares are not mandatorily redeemable, and any redeemed or acquired shares are automatically cancelled and retired. Preferred shares are convertible into common stock at the holder's option, with the conversion ratio equal to the Original Issue Price divided by the Conversion Price. Conversion is mandatory upon a Qualified Public Offering of at least $20 million or upon the consent of Series Seed C holders.

Liquidation Preference: In the event of a liquidation or Deemed Liquidation Event, Series Seed C shares receive a payment equal to the greater of the original issue price plus accrued dividends or the amount payable if converted to common stock, followed by Series Seed Junior shares on the same basis. Any remaining assets are distributed pro rata to common stockholders.

Simple Agreements for Future Equity (SAFE):

During the year ended December 31, 2025 and 2024, the Company entered into multiple SAFE (Simple Agreement for Future Equity) arrangements with third-party investors and a related party. The SAFEs have no maturity date and do not accrue interest. They provide investors the right to receive equity in the Company upon a qualified financing or change of control, with each SAFE subject to a post-money valuation cap of $15 million.

Total SAFE funding was $500,000 and $2,025,000 as of December 31, 2024 and 2025, respectively, of which $50,000 at December 31, 2025 was held by Kelley Smith, the Company's President and General Manager. The SAFEs are classified in equity because they do not create a contractual obligation for the Company to deliver cash or other financial assets and are expected to settle through the issuance of common stock upon the occurrence of a triggering event

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 8, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

In January 2026, the Company executed a $200,000 SAFE agreement with an existing investor, on terms consistent with the other SAFE agreements described in Note 6.

In March 2026, the Company entered into a $200,000 debt financing agreement with Rio Chato Investments, LLC to fund working capital and inventory needs. The loan bears interest at 15% per annum and is secured by specific company inventories. Existing obligations, including the Vigeo Lines of Credit and the shareholder loan from Kelley Smith, are subordinated to this financing.